

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 30, 2009

Mark Du
Chief Financial Officer
Jinpan International Limited
560 Sylvan Avenue, Suite #3
Englewood Cliffs, NJ 07632

> **Re: Jinpan International Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 10, 2009**
> **File No. 001-14742**

Dear Mr. Du:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Key Information, page 2
A. Selected Financial Data, page 2

1.   As we requested in our previous comment letter, please revise future filings to disclose the dividends declared per share information required by Item 3 (A)(2) of Form 20-F or tell us why you do not believe such disclosure is necessary.

Item 7. Major Shareholders and Related Party Transactions, page 53
A. Major Shareholders, page 53

2.   We note that you have not included Mr. Du in your Major Shareholders table on
        page 53. Please disclose Mr. Du's beneficial ownership in future filings or tell us
        why you believe that his ownership should not be disclosed.

Item 15. Controls and Procedures, page 64
(a) Disclosure Controls and Procedures, page 64

3.   We note your disclosure that your "[your] Chief Executive Officer and Chief
        Financial Officer, concluded that the Company's disclosure controls and
        procedures are designed, and are effective, to give reasonable assurance that the
        information required to be disclosed by the Company in reports that it files under
        the Exchange Act is recorded, processed, summarized and reported within the
        time periods specified in the rules and forms of the SEC." Revise future filings to
        clarify, if true, that your officers concluded that your disclosure controls and
        procedures are also effective to ensure that information required to be disclosed in
        the reports that you file or submit under the Exchange Act is accumulated and
        communicated to your management, including your chief executive officer and
        chief financial officer, to allow timely decisions regarding required disclosure.
        See Exchange Act Rule 13a-15(e).

(d) Changes in Internal Controls Over Financial Reporting, page 65

4.   Please revise your disclosure concerning changes in your internal control over
        financial reporting in future filings to indicate whether there was any change in
        your internal control over financial reporting that occurred during the fourth
        quarter that has materially affected or is reasonably likely to materially affect your
        internal control over financial reporting, as required by Item 308(c) of Regulation
        S-K as amended effective August 13, 2003.

Item 19. Exhibits, page 68

5.   We note it does not appear you have filed all required exhibits. For example,
        please either file as exhibits the "material agreements" you identify in your
        disclosure on page 30 of your Form 20-F or provide your analysis as to why you
        are not required to file such exhibit, citing all authority on which you rely. In
        addition, please file the agreement you refer to on page 60 of your Form 20-F for
        the acquisition of your Shanghai manufacturing facility or provide your analysis
        as to why such filing is not required.

Financial Statements
Consolidated Statements of Cash Flows, page F-6

6.   We note that the effect of exchange rate changes of 998, 2,214 and (42) RMB for the years ended December 31, 2008, 2007 and 2006, respectively, is as same as your foreign currency translation adjustments on your consolidated statements of stockholders' equity in the corresponding years. Please note that a statement for cash flows of an enterprise with foreign currency transactions or foreign operations shall report the reporting currency equivalent of foreign currency *cash flows* using the exchange rates in effect at the time of the cash flows. Refer to paragraph 1 of FASB ASC 830-230-45 (paragraph 25 of SFAS 95) and please explain to us why the exchange rate changes on the consolidated statements of cash flows are same as the foreign currency translation adjustments on your consolidated statements of stockholders' equity. Please revise any future filings if necessary.

7.   Also in this regard, confirm the information under the "US$" column is the 2008 information as opposed to the 2006 information. Revise your future filings if necessary.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or Julie Sherman at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3637 with any other questions.

Sincerely,

Jay Mumford
Senior Attorney